UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42024

MINGTENG INTERNATIONAL CORPORATION INC.

(Translation of registrant’s name into English)

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This Form 6-K/A amends the information furnished on Form 6-K by Mingteng International Corporation Inc. (the “Company”) on October 30, 2026 (the “Original 6-K”) in connection with the extraordinary general meeting of shareholders of the Company to be held on November 20, 2026 (Beijing Time), to change the effective date of the share consolidation under Proposal One from December 2, 2026 to the date the share consolidation becomes effective on Nasdaq, which is expected to be on or around November 30, 2026, and to make related conforming changes. Except as described above, this Form 6-K/A does not amend, modify or update any other information contained in the Original 6-K, and does not reflect events occurring after the furnishing of the Original 6-K. The Amended and Restated Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and the Amended and Restated Form of Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Amended and Restated Form of Proxy Card for EGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026	Mingteng International Corporation Inc.

	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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